SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of September, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - AEROREPUBLICA UNVEILS NEW CORPORATE IMAGE

AeroRepublica Unveils New Corporate Image

          The Airline Will Adopt Copa Airlines’ Image While Maintaining its Name

          PANAMA CITY and BOGOTA, Colombia, Sept. 6 /PRNewswire-FirstCall/ -- AeroRepublica, subsidiary of Copa Holdings (NYSE: CPA), today announced the unveiling of its new corporate image. The new image is the result of a comprehensive market study performed by well-recognized branding experts/advisors. This new image, which will maintain the company’s name, leverages AeroRepublica’s most valued attributes and introduces Copa Airlines’ logo, livery and overall image. The formal unveiling of AeroRepublica’s new image was presented yesterday in Bogota in the presence of the local press, travel agents and invited guests.

          This new corporate image is an important step among a broad set of initiatives being implemented by AeroRepublica, which also include:

--	Initiation of international flights into Copa Airlines’ Hub of the Americas in Panama.
--	The upcoming renewal of its fleet with new Embraer 190 aircraft
--	Implementation of Continental’s award-winning Frequent Flyer Program - OnePass
--	Introduction of E-ticketing

          “Our new image combines the best of both companies. We will merge the name of AeroRepublica, maintaining the established name recognition and affinity of the Colombian market, with the international image and brand positioning of Copa and Continental Airlines,” commented Roberto Junguito, CEO of AeroRepublica.

          Pedro Heilbron, CEO of Copa Holdings, added: “We are committed to the development and growth of AeroRepublica, which has shown significant improvement in operational performance during the last months. With this new image, Copa Airlines and AeroRepublica consolidate their alliance and their commitment to providing a world class product.”

          About AeroRepublica

          AeroRepublica, Colombia’s second-largest domestic carrier, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas.

          About Copa Holdings

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia, as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 09/06/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO